SECURITIES AND EXCHANGE COMMISSION 11019608

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SEC FILE NUMBER
8-42003

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeLink L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 S. Wacker Drive, Suite 800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler — (312) 264-2124
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink L.L.C., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

"OFFICIAL SEAL" NOTARY PUBLIC STATE OF ILLINOIS
CAROL J. PARKER
MY COMMISSION EXPIRES APRIL 17, 2012

Carol J. Parker

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C.
189
SECTION

Independent Auditor's Report

To the Managing Member
TradeLink L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink L.L.C (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2011

TradeLink L.L.C.

Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 2,264,825
Receivable from broker-dealers and clearing organizations	107,586,325
Financial instruments owned, at fair value ($24,046,138 pledged to clearing broker)	440,918,744
Exchange memberships, at cost (fair value $3,649,922)	1,872,484
Other assets	2,789,239
Total assets	$ 555,431,617

Liabilities and Members' Equity

Liabilities	
Payable to noncustomers	$ 46,872,183
Financial instruments sold, not yet purchased, at fair value	440,022,654
Accounts payable and accrued expenses	9,142,712
Total liabilities	496,037,549
Members' equity	59,394,068
Total liabilities and members' equity	$ 555,431,617

See Notes to Statement of Financial Condition.

Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a Futures Commission Merchant (FCM) registered with the Commodity Futures Trading Commission (CFTC) and is an approved member of the National Futures Association (NFA). The Company operates as a market maker and proprietary trader on various securities, options and commodities exchanges around the world, and provides execution and clearing services to various proprietary and "non-customer" accounts as defined by the Commodities Exchange Act.

The Company will terminate on December 15, 2023, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the Act), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: Cash equivalents are highly liquid investments, with original maturities of less than three months at date of acquisition that are not held for sale in the ordinary course of business.

Financial instruments: Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded on trade date. Securities and derivative financial instruments are recorded at fair value, with the change in unrealized gains and losses from the preceding period reflected as trading gains and losses in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Interest, dividends and rebates: Interest income and expense is recognized on the accrual basis. Dividend income and expense are recognized on the ex-dividend date. Rebates are recognized on the accrual basis and are included in trading gains and losses.

Memberships in exchanges: Memberships in exchanges that are required to be held by the Company for membership privileges at certain exchanges are carried at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred during the year ended December 31, 2010. Fair value is based on the average of the bid, ask and last sale prices for the memberships. If there has been a sale within 30 days of the measurement, management uses the average of the bid, offer, and last sale prices. If there has not been a sale within 30 days of the measurement date, management uses the average of the bid and offer prices. Memberships in exchanges, in the form of shares, not held for operating purposes are carried at fair value and are included in financial instruments owned.

Securities purchased under agreements to resell: The Company may enter into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements and such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value generally equal to or in excess of the principal amount loaned under the resale agreements. During the year and at December 31, 2010, the Company was not a party to any resale agreements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Foreign exchange transactions: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in trading gains and losses.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company has evaluated their tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no material uncertain tax positions. The Company is not subject to examination by U.S. federal or state authorities for tax years before 2007.

Note 1. Receivable from Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations at December 31, 2010 consist of:

Deposits with clearing organization	
Margin	
Money market funds	$ 62,571,555
U.S. Government obligations	24,995,506
	87,567,061
Guarantee	
Cash	751,000
Total	88,318,061
Receivable from clearing organizations	5,618,000
Receivable from clearing broker-dealers	
Cash	13,616,170
Open trade equity on futures contracts, net	25,412
Unrealized gain on foreign currency forwards	8,642
	13,650,224
	$ 107,586,285

Deposits with clearing organizations include amounts that the Company has pledged as collateral that the clearing organization cannot, or as a matter of practice does not, sell or repledge. Cash, securities and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and securities sold, not yet purchased, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term.

Level 3. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Money market funds, futures contracts, spot commodities, exchange-traded funds, equity options, equity securities, options on futures, and carbon financial instruments that trade in active markets are valued using quoted market prices, broker or dealer quotations or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Restricted equity securities are Class A-2 stock in CBOE Holdings, Inc. The fair value of these securities is based on the quoted market price of CBOE stock on the day of valuation. These assets are classified as Level 2 in the fair value hierarchy.

Investments in membership exchange shares at the Chicago Stock Exchange are valued by management based on the most recent bid, offer and last sale prices. These membership exchange shares are not listed or traded on any market and contain limitations as to sale and transfer. Investments in super reduction carbon financial instruments acquired by auction have little or no market activity and are valued using the settlement price of an exchange traded instrument to which the aforementioned are compliant. These financial instruments are classified in Level 3 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value as of December 31, 2010, by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets				
Receivable from broker-dealers and clearing organizations				
Money market funds	$ 62,571,555	$ -	$ -	$ 62,571,555
U.S. Government obligations	24,995,506	-	-	24,995,506
Open trade equity on futures contracts, net	25,412	-	-	25,412
Unrealized gain on foreign currency forwards	8,642	-	-	8,642
	87,601,115	-	-	87,601,115
Financial instruments owned				
Equity options	11,297,255	-	-	11,297,255
Options on futures	419,151,099	-	-	419,151,099
Equity securities	920,308	544,479	6,000	1,470,787
Exchange-traded funds	8,231,693	-	-	8,231,693
Money market funds	35,127	-	-	35,127
Carbon financial instruments	4,265	-	4,450	8,715
Spot commodities	724,068	-	-	724,068
Total securities owned	440,363,815	544,479	10,450	440,918,744
	$ 527,964,930	$ 544,479	$ 10,450	$ 528,519,859
Liabilities				
Financial instruments sold, not yet purchased				
Equity options	$ 8,451,789	$ -	$ -	$ 8,451,789
Options on futures	430,468,491			430,468,491
Equity securities	542,293	-	-	542,293
Exchange-traded funds	560,081	-	-	560,081
	$ 440,022,654	$ -	$ -	$ 440,022,654

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for exchange memberships, are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Derivative Instruments

The Company's derivative activities are comprised of trading futures, options on futures, options on equity securities, leveraged exchange-traded funds, and OTC currency forwards, on domestic and foreign exchanges. These derivative contracts are recorded on the statement of financial condition as assets measured at fair value and the related realized and unrealized gains and losses associated with these derivatives are recorded in the statement of operations. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2010, the Company's derivative activities had the following impact on the statement of financial condition:

Risk Type	Investment type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net	Number of Contracts
	Futures*	Receivable from broker-dealers and clearing organizations				
Foreign currency	Currencies		$ 1,058,720	$ (40,376)	$ 1,018,344	602
Commodity price	Energies		402,049	48,235	450,284	315
Commodity price	Grains		2,479,214	(1,978,599)	500,615	2,147
Interest rate	Interest rates		12,649,319	(1,646,560)	11,002,759	54,170
Commodity price	Livestock		9,010	(64,120)	(55,110)	409
Commodity price	Metals		10,411,953	(11,693,738)	(1,281,785)	2,759
Commodity price	Softs		68,438	(66,550)	1,888	40
Equity	Stock indices		(195,573)	(75,477)	(271,050)	1,866
			26,883,130	(15,517,185)	11,365,945	62,308
	Options on futures	Financial instruments owned and financial instruments sold, not yet purchased				
Foreign currency	Currencies		$ 20,125	$ -	$ 20,125	50
Commodity price	Grains		5,815,537	(2,233,062)	3,582,475	3,806
Interest rate	Interest rates		365,789,758	(413,297,250)	(47,507,492)	1,395,819
Commodity price	Metals		4,796,262	(11,149,599)	(6,353,337)	54,812
Equity	Stock indices		42,729,417	(3,788,580)	38,940,837	102,811
			419,151,099	(430,468,491)	(11,317,392)	1,557,298
Equity	Equity options	Financial instruments owned and financial instruments sold, not yet purchased	11,297,255	(8,451,789)	2,845,466	21,624
Foreign currency	Forward contracts	Receivable from broker-dealers and clearing organizations	119,937	(111,255)	8,682	N/A
	Total asset and liabilities derivatives		$ 457,451,421	$ (454,548,720)	$ 2,902,701	1,641,230

* Of the futures contracts held at December 31, 2010, 56,908 contracts with a net fair value of $11,340,533 had been self-cleared by the Company and 5,400 contracts with a net fair value of $25,412 were held with third party brokers. For self-cleared futures, the Company settles daily with the clearing organization, either paying or receiving payment, for any change in the value of the contracts. Futures held by third party brokers are reported on the statement of financial condition in receivable from broker-dealers and clearing organizations.

Note 4. Liabilities Subordinated to Claims of General Creditors

The Company had a revolving subordinated loan agreement with a bank, whose facility under the agreement expired March 16, 2009. The date of the last advance of $10,000,000 under the facility was March 13, 2009. The facility provided for borrowings of up to $20,000,000 that mature one year from the date of the advance and bear interest at the effective Fed Funds rate plus 4 percent. The agreement, among other things, required the Company to maintain minimum amounts of members' equity and adjusted net capital, as defined. On March 15, 2010, the Company repaid the outstanding borrowings in full and the facility was not reinstated.

Note 5. Credit Facilities

The Company has a $12,000,000 collateralized borrowing facility, used to finance the delivery or holding of cash commodities in the course of the Company's proprietary basis trading activities. At December 31, 2010, the Company has no borrowings against this facility.

Note 6. Related-Party Transactions

The Company provides execution and clearing services, and cash treasury services to various proprietary and "noncustomer" accounts as defined by the Commodities Exchange Act, which includes persons, funds and commodity pools that are related by common ownership, or in which the Company has an investment. "Payable to noncustomers" on the statement of financial condition represents amounts payable to these related parties. Accounts carried by the Company for these parties are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not included in the Company's segregation or reserve requirement computations.

The Company also pays management and performance fees to an affiliate related by common ownership and external entities for trading advisory services.

The following table represents the effect of related-party transactions on the financial statements as of December 31, 2010:

Nature of Transaction	Financial Statement Description	Amount
Net equity balance in noncustomer accounts, accrued interest	Payable to noncustomers	$ 46,872,183
Reimbursement of expenses	Accounts payable	(364,906)
Commodity trading advisor management and incentive fees	Accounts payable and accrued expenses	263,992

Certain exchange memberships owned by an officer of the Company or by an affiliated entity are registered for and assigned to the Company.

Pursuant to a facilities management agreement, the Company is reimbursed by an entity affiliated by common ownership for the use of certain trading systems, occupancy, compensation and accounting expenses incurred and paid on behalf of the entity.

Commission income amounts include exchange, clearing, and NFA fees collected from certain related entities on an "all-in" basis which are passed through to the respective parties by the Company.

Note 7. Commitments and Contingencies

The Company leases office space under a noncancelable agreement that expires December 11, 2011. Additionally, TradeLink Holdings LLC (the Parent), majority owner of the Company, also leases office space under a noncancelable office space lease agreement that expires in 2018. It is expected that a substantial portion of this lease expense will be allocated to the Company. At December 31, 2010, the minimum annual rental commitments under these leases are as follows:

	Company	Parent
2011	$ 98,016	$ 806,455
2012	-	826,597
2013	-	847,215
2014	-	868,466
2015	-	890,194
Thereafter	-	2,321,038
	$ 98,016	$ 6,559,965

The Company has entered into deferred compensation arrangements with certain proprietary traders under which the traders will receive a portion of their compensation in January 2012 provided, among other terms, they remain a registered trader of the Company until that time. The maximum amount that would be recognized and due to these proprietary traders from 2010 activities is $1,069,331 which is included in accounts payable and accrued expenses in the statement of financial condition. A liability for compensation related to 2009 activities was recorded as of December 31, 2010 when the amounts due to the traders were determinable.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position, results of operations or cash flows.

Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligation of another member who may default on its obligations to the exchanges. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

TradeLink Holdings LLC has guaranteed to certain clearing brokers the activities of the Company.

Note 8. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, employer contributions are discretionary.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 10. Financial Instruments

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. The majority of trades occur in futures, options on futures, equities, and options on equities instruments traded on regulated exchanges in the United States. Trading strategies generally include arbitrage, spreads, hedged or directional. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2010, at the fair values of the related securities and would incur a loss if the fair value of the financial instruments were to increase subsequent to December 31, 2010.

Note 11. Financial Instruments (Continued)

Credit risk and concentration of credit risk: The Company also enters into various transactions with broker- dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges, it is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11. Members' Equity

The Company's operating agreement provides for two classes of members. The Class A member has the sole power and authority to carry out management responsibilities and control the day to day management of the Company's operations, including but not limited to distributions and admittance of new members. The Class B members participate solely in the management of their designated strategy's trading activities and trading profits and losses. Class B members have the right to withdraw capital, subject to the minimum net capital rules (see Note 12). At December 31, 2010, members' equity balances were: Class A - $54,101,764 and Class B - $5,292,304.

Note 12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $750,000 or 2 percent of "aggregate debit items," and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined.

The Company is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and the National Futures Association Requirements (Rule 7001), and is required to maintain "net capital" equal to the greater of $1,000,000, or the sum of 8 percent of both customer and noncustomer "risk maintenance margin" requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and risk maintenance margin levels change daily, but as of December 31, 2010, under the most stringent of these rules, the Company had net capital and net capital requirements of approximately $32,262,633 and $1,000,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 13. Subsequent Event

The Company evaluated subsequent events through the date that these financial statements were issued.

Subsequent to year end, capital distributions in the amount of $2,146,611 were made.